UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                          CORNERSTONE PROPERTIES INC.
                               (Name of Issuer)

                                 COMMON STOCK,
                               WITHOUT PAR VALUE
                        (Title of Class of Securities)

                                   218916104
                                (CUSIP Number)



 ROBERT LYNCH, ESQ.                                                        WITH COPIES TO:
 MANAGING DIRECTOR                                                         DONALD P. MADDEN, ESQ.
 DEUTSCHE BANK                                                             WHITE & CASE
 NORTH AMERICA HOLDING CORP.                                               1155 AVENUE OF THE AMERICAS
 31 WEST 52ND STREET                                                       NEW YORK, NY 10036
 NEW YORK, NY 10019                                                        212-819-8800
 212-474-8600
                   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               OCTOBER 27, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                                            SCHEDULE 13D


 CUSIP No. [________]


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Deutsche Bank AG
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a)  (  )
                                                                                        (b)  (  )

  3   SEC USE ONLY


  4   SOURCE OF FUNDS
        OO
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                               (  )
      PURSUANT TO ITEMS 2(d) or 2(e)

  6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Federal Republic of Germany

 NUMBER OF SHARES                    7   SOLE VOTING POWER
 BENEFICIALLY OWNED BY                       0
 EACH REPORTING PERSON WITH          8   SHARED VOTING POWER
                                             68,779
                                     9   SOLE DISPOSITIVE POWER
                                             0
                                    10   SHARED DISPOSITIVE POWER
                                             3,571,822

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,571,822

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                                         (  )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.29%

 14   TYPE OF REPORTING PERSON

        HC, BK, CO

Item 1.   Security and Issuer

          The response to this item set forth in the Schedule 13D filed on July 3, 1997 is incorporated herein by reference as if set forth in this amendment in its entirety.


Item 2.   Identity and Background

          The response to this item set forth in the Schedule 13D filed on July 3, 1997 is incorporated herein by reference as if set forth in this amendment in its entirety.

Item 3.   Source and Amount of Funds or Other Consideration

          The response to this item set forth in the Schedule 13D filed on July 3, 1997 is incorporated herein by reference as if set forth in this amendment in its entirety.


Item 4.   Purpose of the Transaction

          The response to this item set forth in the Schedule 13D filed on July 3, 1997 is incorporated herein by reference as if set forth in this amendment in its entirety.


Item 5.   Interest in Securities of the Issuer

          The response to this item set forth in the Schedule 13D filed on July 3, 1997 is deleted in its entirety and replaced with the following:

          (a)  (i)   DBAG may be deemed  the beneficial owner of Common  Stock
as set forth on the cover page.

          (ii)   Two members of  the Board of Managing Directors (see Schedule
A) may be deemed the beneficial holders of shares of Common Stock, as follows; Carl L. von Boehm-Bezing (1900 shares, constituting less than 0.01% of the outstanding Common Stock) and Dr. Rolf-E. Breuer (1749 shares, constituting less than 0.01% of the outstanding Common Stock). Such shares are held in their personal accounts.

          (b) (i) DBAG currently has a short position of 3,381 shares of Common Stock in its proprietary trading accounts, and thus DBAG, acting alone, has no voting or disposing power over any shares of Common Stock. Messrs. Von Boehm-Bezing and Breuer may be deemed to have sole power to vote and dispose of the 1900 shares and 1749 shares, respectively, of Common Stock held in their personal accounts.

          (ii) DBAG may be deemed to have shared power to vote or to direct the vote of shares of Common Stock as set forth on the cover page.

          In compliance with Item 5(b), the applicable information required by
Item 2 is provided below for each of the persons with whom DBAG may be deemed to share the power to dispose of or to direct the disposition of Common Stock and to vote shares or direct the vote of Common Stock as set forth on the cover page.

          Deutsche Bank (Suisse) S.A. is a wholly-owned subsidiary of DBAG. Its principal business is banking, including asset management. It is organized under the laws of Switzerland and the address of its principal place of business is Place des Bergues 3, Case postale 1416, CH1211 Geneve 1, Switzerland.

          Deutsche Morgan Grenfell Inc. is an indirect wholly-owned subsidiary of DBAG. Its principal business is as a registered broker-dealer. It is organized under the laws of Delaware and the address of its principal place of business is 31 West 52nd Street, New York, NY 10019.

          Deutsche Bank Trust AG (formerly known as Grunelius KG Privatbankiers) is a wholly-owned subsidiary of DBAG. Its principal business is banking, including asset management. It is organized under the laws of Germany and the address of its principal place of business is Mainzer Landstr. 18, 6035 Frankfurt am Main, Germany.

          During the last five years, neither Deutsche Bank (Suisse) S.A., Deutsche Morgan Grenfell Inc. nor Deutsche Bank Trust AG has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (c) During the past sixty days, the persons referred to in Item 5(a) acquired Common Stock in market transactions carried out as described in Schedule B attached hereto.

          (d) Dividends received by DBAG and its subsidiaries named herein on Common Stock held in discretionary asset management accounts for their clients and proceeds from the sale thereof are received for the benefit of such clients.

          (e) DBAG ceased to be the beneficial owner of more than five percent of the Common Stock on October 27, 1997.

Item 6.   Contracts,  Arrangements,  Understandings   or  Relationships   with
          Respect to Securities of the Issuer

          The response to this item set forth in the Schedule 13D filed on July 3, 1997 is incorporated herein by reference as if set forth in this amendment in its entirety.


Item 7.   Material to be filed as Exhibits:

          Not Applicable.

                                   SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 1, 1997



                              DEUTSCHE BANK AG



                              By:/s/Dieter Eisele
                                 ---------------------
                                 Dieter Eisele
                                 Title:  Group Head of Compliance


                              By:/s/Rondal Eric Powell
                                 ---------------------
                                 Rondal Eric Powell
                                 Title:  Vice President

                                  SCHEDULE A


I.   DBAG

          Each person named below is a director or executive officer of DBAG, whose principal business is described above in Item 2.


                                                                  Present Principal
 Name and Citizenship             Business Address                Occupation or Employment


 Carl L. von Boehm-Bezing         Deutsche Bank AG                Member of the Board of Managing
 German                           Taunusanlage 12                 Directors, Deutsche Bank AG
                                  60325 Frankfurt
                                  The Federal Republic of
                                  Germany

 Dr. Rolf-E. Breuer               Deutsche Bank AG                Member of the Board of Managing
 German                           Taunusanlage 12                 Directors, Deutsche Bank AG
                                  60325 Frankfurt
                                  The Federal Republic of
                                  Germany
 Michael Dobson                   Deutsche Bank AG                Member of the Board of Managing
 United Kingdom                   Taunusanlage 12                 Directors, Deutsche Bank AG
                                  60325 Frankfurt
                                  The Federal Republic of
                                  Germany

 Dr. Michael Endres               Deutsche Bank AG                Member of the Board of Managing
 German                           Taunusanlage 12                 Directors, Deutsche Bank AG
                                  60325 Frankfurt
                                  The Federal Republic of
                                  Germany
 Dr. Tessen von Heydebreck        Deutsche Bank AG                Member of the Board of Managing
 German                           Taunusanlage 12                 Directors, Deutsche Bank AG
                                  60325 Frankfurt
                                  The Federal Republic of
                                  Germany

 Dr. Jurgen Krumnow               Deutsche Bank AG                Member of the Board of Managing
 German                           Taunusanlage 12                 Directors, Deutsche Bank AG
                                  60325 Frankfurt
                                  The Federal Republic of
                                  Germany

 Georg Krupp                      Deutsche Bank AG                Member of the Board of Managing
 German                           Taunusanlage 12                 Directors, Deutsche Bank AG
                                  60325 Frankfurt
                                  The Federal Republic of
                                  Germany
 Dr. Ronaldo H. Schmitz           Deutsche Bank AG                Member of the Board of Managing
 German                           Taunusanlage 12                 Directors, Deutsche Bank AG
                                  60325 Frankfurt
                                  The Federal Republic of
                                  Germany

 Dr. Josef Ackermann              Deutsche Bank AG                Member of the Board of Managing
 Swiss                            Taunusanlage 12                 Directors, Deutsche Bank AG
                                  60325 Frankfurt
                                  The Federal Republic of
                                  Germany

 Dr. Ulrich Weiss                 Deutsche Bank AG                Member of the Board of Managing
 German                           Taunusanlage 12                 Directors, Deutsche Bank AG
                                  60325 Frankfurt
                                  The Federal Republic of
                                  Germany

                                  SCHEDULE B


          Following are the transactions in Common Stock effected by DBAG in the past 60 days.

 COMPANY                                     TRADE-DAY  CAPACITY       BUY/SELL  AMOUNT   CURRENCY  PRICE
 DEUTSCHE BANK AG, FRANKFURT
 CORNERSTONE PROPERTIES INC. SHARES          9/8/97     Discretionary  S         348      DEM        32.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/8/97     Discretionary  S         18       DEM        32.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/8/97     Discretionary  S         400      DEM        31.9500
 CORNERSTONE PROPERTIES INC.SHARES           9/8/97     Discretionary  S         1,000    DEM        32.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/8/97     Discretionary  S         500      DEM        32.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/8/97     Principal      B         6,074    DEM        32.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/8/97     Principal      B         700      DEM        32.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/9/97     Discretionary  S         1,800    DEM        32.1000
 CORNERSTONE PROPERTIES INC.SHARES           9/9/97     Discretionary  S         800      DEM        32.2000
 CORNERSTONE PROPERTIES INC.SHARES           9/9/97     Discretionary  S         2,200    DEM        32.2000
 CORNERSTONE PROPERTIES INC.SHARES           9/9/97     Discretionary  S         1,800    DEM        32.2000
 CORNERSTONE PROPERTIES INC.SHARES           9/9/97     Discretionary  S         4,400    DEM        32.2000
 CORNERSTONE PROPERTIES INC.SHARES           9/9/97     Principal      B         8,103    DEM        32.2000
 CORNERSTONE PROPERTIES INC.SHARES           9/9/97     Principal      B         800      DEM        32.1000
 CORNERSTONE PROPERTIES INC.SHARES           9/9/97     Principal      B         400      DEM        32.2000
 CORNERSTONE PROPERTIES INC.SHARES           9/9/97     Principal      B         1,721    USD        17.9370
 CORNERSTONE PROPERTIES INC.SHARES           9/10/97    Discretionary  S         1,000    DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/10/97    Discretionary  S         500      DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/10/97    Discretionary  S         800      DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/10/97    Discretionary  S         800      DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/10/97    Discretionary  S         567      DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/10/97    Discretionary  S         400      DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/10/97    Discretionary  S         400      DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/10/97    Discretionary  S         80       DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/10/97    Discretionary  S         600      DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/10/97    Discretionary  S         500      DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/10/97    Discretionary  S         543      DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/10/97    Discretionary  S         400      DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/10/97    Discretionary  S         50       DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/10/97    Discretionary  S         300      DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/10/97    Discretionary  S         400      DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/10/97    Discretionary  S         800      DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/10/97    Principal      B         1,725    DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/10/97    Principal      B         5,800    DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/10/97    Principal      B         34,227   DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/10/97    Principal      B         800      DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Discretionary  S         200      DEM        31.6000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Discretionary  S         165      DEM        31.6000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Discretionary  S         400      DEM        31.8000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Discretionary  S         320      DEM        31.6000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Discretionary  S         300      DEM        31.8000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Discretionary  S         1,500    DEM        31.8000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Discretionary  S         617      DEM        31.6000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Discretionary  S         524      DEM        31.6000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Discretionary  S         2,500    DEM        31.8000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Discretionary  S         1,000    DEM        31.8000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Discretionary  S         410      DEM        31.6000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Discretionary  S         500      DEM        31.8000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Discretionary  S         685      DEM        31.6000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Discretionary  S         3,500    DEM        31.8000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Discretionary  S         1,000    DEM        31.8000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Discretionary  S         1,500    DEM        31.8000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Discretionary  S         300      DEM        31.8000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Discretionary  S         1,000    DEM        31.8000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Discretionary  S         800      DEM        31.8000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Discretionary  S         800      DEM        31.6000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Discretionary  S         2,400    DEM        31.6000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Discretionary  S         133      DEM        31.6000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Principal      B         5,478    DEM        31.6000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Principal      B         22,700   DEM        31.8000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Principal      B         200      DEM        31.6000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Principal      B         570      DEM        31.8000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Principal      S         20,000   USD        18.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/11/97    Principal      S         10,000   USD        17.8870
 CORNERSTONE PROPERTIES INC.SHARES           9/12/97    Discretionary  S         100      DEM        31.6000
 CORNERSTONE PROPERTIES INC.SHARES           9/12/97    Principal      B         1,700    DEM        31.6000
 CORNERSTONE PROPERTIES INC.SHARES           9/12/97    Principal      S         2,118    DEM        32.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/12/97    Principal      S         6,380    USD        18.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/15/97    Discretionary  B         1,500    USD        18.0630
 CORNERSTONE PROPERTIES INC.SHARES           9/15/97    Discretionary  S         300      DEM        31.8000
 CORNERSTONE PROPERTIES INC.SHARES           9/15/97    Principal      S         5,000    USD        18.5930
 CORNERSTONE PROPERTIES INC.SHARES           9/15/97    Principal      S         5,000    USD        18.3120
 CORNERSTONE PROPERTIES INC.SHARES           9/15/97    Principal      S         5,000    USD        18.4370
 CORNERSTONE PROPERTIES INC.SHARES           9/15/97    Principal      S         5,000    USD        18.1870
 CORNERSTONE PROPERTIES INC.SHARES           9/15/97    Principal      S         20,000   USD        18.3280
 CORNERSTONE PROPERTIES INC.SHARES           9/16/97    Discretionary  S         100      DEM        32.6000
 CORNERSTONE PROPERTIES INC.SHARES           9/16/97    Principal      B         9,000    DEM        32.6000
 CORNERSTONE PROPERTIES INC.SHARES           9/16/97    Principal      B         2,200    DEM        32.6000
 CORNERSTONE PROPERTIES INC.SHARES           9/16/97    Principal      B         10,000   DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/16/97    Principal      S         21,200   USD        18.7500
 CORNERSTONE PROPERTIES INC.SHARES           9/16/97    Principal      S         10,000   USD        19.0270
 CORNERSTONE PROPERTIES INC.SHARES           9/16/97    Principal      S         10,000   USD        19.0620
 CORNERSTONE PROPERTIES INC.SHARES           9/17/97    Discretionary  S         200      DEM        33.1000
 CORNERSTONE PROPERTIES INC.SHARES           9/17/97    Discretionary  S         200      DEM        33.1000
 CORNERSTONE PROPERTIES INC.SHARES           9/17/97    Discretionary  B         1,500    USD        19.1000
 CORNERSTONE PROPERTIES INC.SHARES           9/17/97    Discretionary  B         1,830    DEM        33.1000
 CORNERSTONE PROPERTIES INC.SHARES           9/17/97    Principal      B         20,160   DEM        33.1000
 CORNERSTONE PROPERTIES INC.SHARES           9/17/97    Principal      B         5,000    DEM        33.1000
 CORNERSTONE PROPERTIES INC.SHARES           9/17/97    Principal      S         5,160    USD        19.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/17/97    Principal      S         1,700    USD        19.6800
 CORNERSTONE PROPERTIES INC.SHARES           9/17/97    Principal      S         10,000   USD        19.1250
 CORNERSTONE PROPERTIES INC.SHARES           9/18/97    Discretionary  S         3,000    DEM        33.7000
 CORNERSTONE PROPERTIES INC.SHARES           9/18/97    Discretionary  S         1,300    DEM        33.7000
 CORNERSTONE PROPERTIES INC.SHARES           9/18/97    Principal      B         16,138   DEM        33.7000
 CORNERSTONE PROPERTIES INC.SHARES           9/18/97    Principal      S         4,438    USD        19.5000
 CORNERSTONE PROPERTIES INC.SHARES           9/18/97    Principal      S         10,000   USD        19.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/19/97    Principal      B         11,143   DEM        33.3000
 CORNERSTONE PROPERTIES INC.SHARES           9/19/97    Principal      B         5,000    DEM        33.3000
 CORNERSTONE PROPERTIES INC.SHARES           9/22/97    Discretionary  S         1,500    DEM        33.7000
 CORNERSTONE PROPERTIES INC.SHARES           9/22/97    Discretionary  S         1,000    DEM        33.8000
 CORNERSTONE PROPERTIES INC.SHARES           9/22/97    Principal      S         4,680    DEM        33.8000
 CORNERSTONE PROPERTIES INC.SHARES           9/22/97    Principal      S         3,300    DEM        33.7000
 CORNERSTONE PROPERTIES INC.SHARES           9/23/97    Discretionary  S         629      DEM        33.3000
 CORNERSTONE PROPERTIES INC.SHARES           9/23/97    Principal      B         7,521    DEM        33.3000
 CORNERSTONE PROPERTIES INC.SHARES           9/23/97    Principal      B         588      DEM        33.2000
 CORNERSTONE PROPERTIES INC.SHARES           9/23/97    Principal      B         3,500    DEM        33.2000
 CORNERSTONE PROPERTIES INC.SHARES           9/24/97    Discretionary  S         500      DEM        32.6000
 CORNERSTONE PROPERTIES INC.SHARES           9/24/97    Discretionary  S         176      DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/24/97    Principal      B         4,000    DEM        32.6000
 CORNERSTONE PROPERTIES INC.SHARES           9/24/97    Principal      S         1,940    DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/24/97    Principal      S         200      DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/25/97    Principal      B         1,500    DEM        32.5000
 CORNERSTONE PROPERTIES INC.SHARES           9/25/97    Principal      S         590      DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/26/97    Principal      B         2,200    DEM        32.3000
 CORNERSTONE PROPERTIES INC.SHARES           9/26/97    Principal      S         4,742    USD        18.7500
 CORNERSTONE PROPERTIES INC.SHARES           9/29/97    Principal      B         1,000    DEM        32.8500
 CORNERSTONE PROPERTIES INC.SHARES           9/29/97    Principal      S         2,300    DEM        33.2500
 CORNERSTONE PROPERTIES INC.SHARES           9/29/97    Principal      S         400      DEM        33.3500
 CORNERSTONE PROPERTIES INC.SHARES           9/29/97    Principal      B         1,135    DEM        32.8500
 CORNERSTONE PROPERTIES INC.SHARES           9/30/97    Principal      B         9,700    DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/30/97    Principal      B         15       DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/30/97    Principal      B         100      DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           9/30/97    Principal      S         14,250   USD        19.1250
 CORNERSTONE PROPERTIES INC.SHARES           10/1/97    Principal      B         300      DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           10/2/97    Discretionary  B         400      DEM        33.8000
 CORNERSTONE PROPERTIES INC.SHARES           10/2/97    Discretionary  S         64       DEM        33.8000
 CORNERSTONE PROPERTIES INC.SHARES           10/2/97    Principal      B         10,021   DEM        33.8000
 CORNERSTONE PROPERTIES INC.SHARES           10/2/97    Principal      S         10,321   USD        19.1870
 CORNERSTONE PROPERTIES INC.SHARES           10/6/97    Principal      B         7,600    DEM        33.8000
 CORNERSTONE PROPERTIES INC.SHARES           10/6/97    Principal      B         3,173    DEM        33.8000
 CORNERSTONE PROPERTIES INC.SHARES           10/6/97    Principal      S         1,300    DEM        34.3000
 CORNERSTONE PROPERTIES INC.SHARES           10/7/97    Principal      B         1,210    DEM        33.7000
 CORNERSTONE PROPERTIES INC.SHARES           10/7/97    Principal      B         600      DEM        33.6000
 CORNERSTONE PROPERTIES INC.SHARES           10/7/97    Principal      B         2,500    DEM        33.8000
 CORNERSTONE PROPERTIES INC.SHARES           10/7/97    Principal      S         700      USD        19.5620
 CORNERSTONE PROPERTIES INC.SHARES           10/7/97    Principal      S         5,000    USD        19.5620
 CORNERSTONE PROPERTIES INC.SHARES           10/8/97    Discretionary  B         500      DEM        34.0000
 CORNERSTONE PROPERTIES INC.SHARES           10/8/97    Discretionary  S         1,164    DEM        33.6000
 CORNERSTONE PROPERTIES INC.SHARES           10/8/97    Principal      B         1,647    DEM        33.6000
 CORNERSTONE PROPERTIES INC.SHARES           10/8/97    Principal      B         800      DEM        33.6000
 CORNERSTONE PROPERTIES INC.SHARES           10/9/97    Principal      B         13,855   DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           10/9/97    Principal      B         300      DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           10/9/97    Principal      S         785      USD        19.2500
 CORNERSTONE PROPERTIES INC.SHARES           10/10/97   Principal      S         1,400    DEM        33.3000
 CORNERSTONE PROPERTIES INC.SHARES           10/10/97   Principal      B         817      DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           10/13/97   Discretionary  S         700      DEM        32.3000
 CORNERSTONE PROPERTIES INC.SHARES           10/13/97   Discretionary  S         50       DEM        32.3000
 CORNERSTONE PROPERTIES INC.SHARES           10/13/97   Discretionary  S         500      DEM        32.3000
 CORNERSTONE PROPERTIES INC.SHARES           10/13/97   Discretionary  S         800      DEM        32.3000
 CORNERSTONE PROPERTIES INC.SHARES           10/13/97   Principal      B         2,350    DEM        32.3000
 CORNERSTONE PROPERTIES INC.SHARES           10/13/97   Principal      B         100      DEM        32.3000
 CORNERSTONE PROPERTIES INC.SHARES           10/13/97   Principal      S         5,767    USD        19.1460
 CORNERSTONE PROPERTIES INC.SHARES           10/13/97   Principal      S         5,000    USD        19.3750
 CORNERSTONE PROPERTIES INC.SHARES           10/14/97   Discretionary  B         1,000    DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           10/14/97   Principal      B         5,963    DEM        33.4000
 CORNERSTONE PROPERTIES INC.SHARES           10/14/97   Principal      B         2,900    DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           10/14/97   Principal      B         700      DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           10/14/97   Principal      S         4,563    USD        19.3120
 CORNERSTONE PROPERTIES INC.SHARES           10/14/97   Principal      S         5,000    USD        19.3750
 CORNERSTONE PROPERTIES INC.SHARES           10/15/97   Discretionary  S         3,000    DEM        32.8000
 CORNERSTONE PROPERTIES INC.SHARES           10/15/97   Discretionary  S         1,500    DEM        32.8000
 CORNERSTONE PROPERTIES INC.SHARES           10/15/97   Discretionary  S         75       DEM        32.8000
 CORNERSTONE PROPERTIES INC.SHARES           10/15/97   Discretionary  S         800      DEM        32.6000
 CORNERSTONE PROPERTIES INC.SHARES           10/15/97   Principal      B         1,592    DEM        32.8000
 CORNERSTONE PROPERTIES INC.SHARES           10/15/97   Principal      B         18,829   DEM        32.8000
 CORNERSTONE PROPERTIES INC.SHARES           10/15/97   Principal      B         11,900   DEM        32.6000
 CORNERSTONE PROPERTIES INC.SHARES           10/15/97   Principal      S         16,650   USD        18.9370
 CORNERSTONE PROPERTIES INC.SHARES           10/15/97   Principal      S         20,000   USD        19.0980
 CORNERSTONE PROPERTIES INC.SHARES           10/15/97   Principal      S         20,000   USD        18.9020
 CORNERSTONE PROPERTIES INC.SHARES           10/16/97   Principal      B         4,589    DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           10/17/97   Discretionary  S         12       DEM        33.5000
 CORNERSTONE PROPERTIES INC.SHARES           10/17/97   Discretionary  S         4,700    DEM        33.5000
 CORNERSTONE PROPERTIES INC.SHARES           10/17/97   Discretionary  B         900      DEM        33.5000
 CORNERSTONE PROPERTIES INC.SHARES           10/17/97   Discretionary  B         350      DEM        33.5000
 CORNERSTONE PROPERTIES INC.SHARES           10/17/97   Discretionary  B         400      DEM        33.5000
 CORNERSTONE PROPERTIES INC.SHARES           10/17/97   Principal      B         25,163   DEM        33.5000
 CORNERSTONE PROPERTIES INC.SHARES           10/17/97   Principal      S         2,523    USD        19.3750
 CORNERSTONE PROPERTIES INC.SHARES           10/20/97   Discretionary  S         1,000    DEM        33.5000
 CORNERSTONE PROPERTIES INC.SHARES           10/20/97   Discretionary  S         3,000    DEM        33.5000
 CORNERSTONE PROPERTIES INC.SHARES           10/20/97   Discretionary  S         500      DEM        33.5000
 CORNERSTONE PROPERTIES INC.SHARES           10/20/97   Principal      B         10,300   DEM        33.5000
 CORNERSTONE PROPERTIES INC.SHARES           10/20/97   Principal      B         3,000    DEM        33.5000
 CORNERSTONE PROPERTIES INC.SHARES           10/20/97   Principal      S         5,200    USD        19.2500
 CORNERSTONE PROPERTIES INC.SHARES           10/20/97   Principal      S         1,200    USD        19.2500
 CORNERSTONE PROPERTIES INC.SHARES           10/21/97   Principal      B         3,500    DEM        33.3000
 CORNERSTONE PROPERTIES INC.SHARES           10/21/97   Principal      B         10,800   DEM        33.5000
 CORNERSTONE PROPERTIES INC.SHARES           10/21/97   Principal      B         1,100    DEM        33.3000
 CORNERSTONE PROPERTIES INC.SHARES           10/21/97   Principal      S         2,105    DEM        33.5000
 CORNERSTONE PROPERTIES INC.SHARES           10/21/97   Principal      S         1,366    DEM        33.7000
 CORNERSTONE PROPERTIES INC.SHARES           10/21/97   Principal      B         2,000    USD        18.8100
 CORNERSTONE PROPERTIES INC.SHARES           10/21/97   Principal      S         5,400    USD        18.9070
 CORNERSTONE PROPERTIES INC.SHARES           10/22/97   Discretionary  S         1,019    DEM        33.3000
 CORNERSTONE PROPERTIES INC.SHARES           10/22/97   Discretionary  S         500      DEM        33.3000
 CORNERSTONE PROPERTIES INC.SHARES           10/22/97   Principal      B         700      DEM        33.3000
 CORNERSTONE PROPERTIES INC.SHARES           10/22/97   Principal      B         4,076    DEM        33.3000
 CORNERSTONE PROPERTIES INC.SHARES           10/22/97   Principal      B         3,070    DEM        33.3000
 CORNERSTONE PROPERTIES INC.SHARES           10/22/97   Principal      S         5,670    USD        18.8800
 CORNERSTONE PROPERTIES INC.SHARES           10/22/97   Principal      S         10,000   USD        18.8750
 CORNERSTONE PROPERTIES INC.SHARES           10/22/97   Principal      S         5,800    USD        19.0080
 CORNERSTONE PROPERTIES INC.SHARES           10/23/97   Discretionary  S         1,000    DEM        32.8000
 CORNERSTONE PROPERTIES INC.SHARES           10/23/97   Discretionary  S         2,000    DEM        32.8000
 CORNERSTONE PROPERTIES INC.SHARES           10/23/97   Discretionary  S         3,800    DEM        32.6000
 CORNERSTONE PROPERTIES INC.SHARES           10/23/97   Principal      B         500      DEM        32.3000
 CORNERSTONE PROPERTIES INC.SHARES           10/23/97   Principal      S         1,200    DEM        33.0000
 CORNERSTONE PROPERTIES INC.SHARES           10/23/97   Principal      B         4,307    DEM        32.6000
 CORNERSTONE PROPERTIES INC.SHARES           10/23/97   Principal      B         4,153    DEM        32.6000
 CORNERSTONE PROPERTIES INC.SHARES           10/23/97   Principal      B         10,700   DEM        32.8000
 CORNERSTONE PROPERTIES INC.SHARES           10/23/97   Principal      S         5,000    USD        18.7150
 CORNERSTONE PROPERTIES INC.SHARES           10/23/97   Principal      S         3,165    USD        18.7500
 CORNERSTONE PROPERTIES INC.SHARES           10/24/97   Discretionary  B         350      DEM        32.5000
 CORNERSTONE PROPERTIES INC.SHARES           10/24/97   Discretionary  S         237      DEM        32.5000
 CORNERSTONE PROPERTIES INC.SHARES           10/24/97   Discretionary  S         3,400    DEM        32.5000
 CORNERSTONE PROPERTIES INC.SHARES           10/24/97   Discretionary  S         25       DEM        32.5000
 CORNERSTONE PROPERTIES INC.SHARES           10/24/97   Discretionary  S         500      DEM        32.9500
 CORNERSTONE PROPERTIES INC.SHARES           10/24/97   Principal      B         862      DEM        32.5000
 CORNERSTONE PROPERTIES INC.SHARES           10/24/97   Principal      S         800      DEM        32.9500
 CORNERSTONE PROPERTIES INC.SHARES           10/24/97   Principal      B         5,200    DEM        32.5000
 CORNERSTONE PROPERTIES INC.SHARES           10/24/97   Principal      S         10,000   USD        18.7150
 CORNERSTONE PROPERTIES INC.SHARES           10/24/97   Principal      S         10,262   USD        18.7500
 CORNERSTONE PROPERTIES INC.SHARES           10/27/97   Discretionary  S         1,700    DEM        32.0000
 CORNERSTONE PROPERTIES INC.SHARES           10/27/97   Discretionary  S         87       DEM        32.0000
 CORNERSTONE PROPERTIES INC.SHARES           10/27/97   Principal      B         5,114    DEM        32.0000
 CORNERSTONE PROPERTIES INC.SHARES           10/27/97   Principal      B         3,000    DEM        32.0000
 CORNERSTONE PROPERTIES INC.SHARES           10/27/97   Principal      S         10,000   USD        18.4500
 CORNERSTONE PROPERTIES INC.SHARES           10/28/97   Discretionary  S         700      DEM        29.0000
 CORNERSTONE PROPERTIES INC.SHARES           10/28/97   Discretionary  S         19       DEM        29.0000
 CORNERSTONE PROPERTIES INC.SHARES           10/28/97   Discretionary  S         300      DEM        29.0000
 CORNERSTONE PROPERTIES INC.SHARES           10/28/97   Discretionary  S         80       DEM        29.0000
 CORNERSTONE PROPERTIES INC.SHARES           10/28/97   Principal      B         13,706   DEM        29.0000
 CORNERSTONE PROPERTIES INC.SHARES           10/28/97   Principal      S         200      DEM        29.5000
 CORNERSTONE PROPERTIES INC.SHARES           10/28/97   Principal      S         16,600   USD        17.7150
 CORNERSTONE PROPERTIES INC.SHARES           10/28/97   Principal      S         7,100    USD        18.3400
 CORNERSTONE PROPERTIES INC.SHARES           10/29/97   Discretionary  B         1,600    DEM        31.0000
 CORNERSTONE PROPERTIES INC.SHARES           10/29/97   Principal      B         13,685   DEM        31.0000
 CORNERSTONE PROPERTIES INC.SHARES           10/29/97   Principal      S         3,000    USD        18.4940
 CORNERSTONE PROPERTIES INC.SHARES           10/29/97   Principal      S         6,585    USD        18.5000
 CORNERSTONE PROPERTIES INC.SHARES           10/30/97   Discretionary  B         400      DEM        31.0000
 CORNERSTONE PROPERTIES INC.SHARES           10/30/97   Discretionary  S         2,000    DEM        31.0000
 CORNERSTONE PROPERTIES INC.SHARES           10/30/97   Discretionary  S         10       DEM        31.0000
 CORNERSTONE PROPERTIES INC.SHARES           10/30/97   Principal      B         1,000    DEM        31.1000
 CORNERSTONE PROPERTIES INC.SHARES           10/30/97   Principal      B         8,578    DEM        31.0000
 CORNERSTONE PROPERTIES INC.SHARES           10/30/97   Principal      B         2,700    DEM        30.7000
 CORNERSTONE PROPERTIES INC.SHARES           10/31/97   Principal      B         2,025    DEM        30.1000
 CORNERSTONE PROPERTIES INC.SHARES           10/31/97   Principal      S         10,000   USD        17.7000
 CORNERSTONE PROPERTIES INC.SHARES           10/31/97   Principal      S         2,000    USD        18.2770
 CORNERSTONE PROPERTIES INC.SHARES           10/31/97   Principal      S         8,000    USD        18.2150
 CORNERSTONE PROPERTIES INC.SHARES           10/31/97   Principal      S         6,323    USD        18.4000
 CORNERSTONE PROPERTIES INC.SHARES           11/3/97    Discretionary  S         1,000    DEM        31.9000
 CORNERSTONE PROPERTIES INC.SHARES           11/3/97    Principal      B         638      DEM        31.1000
 CORNERSTONE PROPERTIES INC.SHARES           11/3/97    Principal      B         10,000   DEM        31.0000
 CORNERSTONE PROPERTIES INC.SHARES           11/3/97    Principal      S         600      DEM        31.9000
 CORNERSTONE PROPERTIES INC.SHARES           11/3/97    Principal      S         5,038    USD        18.5620
 CORNERSTONE PROPERTIES INC.SHARES           11/3/97    Principal      S         10,000   USD        18.8120

 CORNERSTONE PROPERTIES INC.SHARES           11/4/97    Discretionary  B         350      DEM        32.0000
 CORNERSTONE PROPERTIES INC.SHARES           11/4/97    Discretionary  S         48       DEM        32.0000
 CORNERSTONE PROPERTIES INC.SHARES           11/4/97    Principal      B         11,315   DEM        32.0000
 CORNERSTONE PROPERTIES INC.SHARES           11/4/97    Principal      B         1,200    DEM        31.8000
 CORNERSTONE PROPERTIES INC.SHARES           11/4/97    Principal      S         2,515    USD        18.8120
 CORNERSTONE PROPERTIES INC.SHARES           11/4/97    Principal      S         5,000    USD        19.0270
 CORNERSTONE PROPERTIES INC.SHARES           11/5/97    Discretionary  S         1,700    DEM        32.2000
 CORNERSTONE PROPERTIES INC.SHARES           11/5/97    Discretionary  S         45       DEM        32.2000
 CORNERSTONE PROPERTIES INC.SHARES           11/5/97    Principal      B         4,732    DEM        32.2000
 CORNERSTONE PROPERTIES INC.SHARES           11/5/97    Principal      S         5,000    USD        18.9020
 CORNERSTONE PROPERTIES INC.SHARES           11/6/97    Principal      B         2,916    DEM        32.5000
 CORNERSTONE PROPERTIES INC.SHARES           11/6/97    Principal      S         1,029    DEM        32.9000
 CORNERSTONE PROPERTIES INC.SHARES           11/7/97    Principal      B         2,373    DEM        32.2000

 DEUTSCHE BANK (SUISSE) S.A., GENEVE
 CORNERSTONE PROPERTIES INC.SHARES           20.10.1007 Discretionary  B         50       DEM        32.6413

 DEUTSCHE BANK TRUST AG, FRANKFURT
 Nil transaction during the last 60 days.

 DEUTSCHE MORGAN GRENFELL INC., NEW YORK
 Nil transaction during the last 60 days.